SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 10 February 2004



                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




BP p.l.c.
Group Results
Fourth Quarter and Full Year 2003


                                                     London 10 February 2004


                         FOR IMMEDIATE RELEASE

      RECORD ANNUAL RESULT, UP 42%; CONTINUING STRONG CASH GENERATION

---------------------------------------------------------------------------

 Fourth   Third  Fourth
Quarter Quarter Quarter                                          Year
   2002    2003    2003   $ million                      2003    2002     %
=======================                                ====================

                          Replacement cost profit
  1,697   2,142   1,819     before exceptional items    9,543   4,698
    416     228     211   Special items(a)                444   1,443
    522     498     637   Acquisition amortization(b)   2,392   2,574

-----------------------                                --------------------

                          Pro forma result adjusted
  2,635   2,868   2,667     for special items          12,379   8,715    42

=======================                                ====================

   7.61    8.07    7.07   - per ordinary share (pence)  34.25   25.93    32
  11.78   13.00   12.07   - per ordinary share (cents)  55.83   38.90    44
   0.71    0.78    0.72   - per ADS (dollars)            3.35    2.33

=======================                                ====================

- BP's fourth quarter pro forma result, adjusted for special items, was $2,667 million, compared with $2,635 million a year ago, an increase of 1%. For the year, the result was a record $12,379 million compared with $8,715 million, up 42%. Replacement cost profit, before exceptional items, for the fourth quarter and year was $1,819 million and a record $9,543 million respectively, compared with $1,697 million and $4,698 million a year ago.

- The fourth quarter overall trading environment was more favourable than a year ago.

- In Exploration and Production, the impact of higher prices and volumes in the fourth quarter was offset by higher depreciation, foreign exchange effects, one-time charges and an increase in the provision for Unrealized Profit in Stock.

- Reserve replacement in 2003 was 122%. Including equity-accounted entities and the effect of acquisitions (notably our interest in TNK-BP) and disposals, additions to year end reserves were 158% of 2003 production.

- On 16 January 2004, we completed the deal to include AAR's 50% interest in Slavneft into TNK-BP, at a cost of $1.4 billion in cash. On
     13 January 2004, we sold our investment in PetroChina for $1.65 billion.

- Net cash outflow for the quarter was $1,837 million and net cash inflow for the year was $1,342 million, compared with an inflow of $711 million and an outflow of $344 million a year ago.

- The pro forma ratio of net debt to net debt plus equity was 24% at the end of the quarter.

- Return on average capital employed for the quarter and year respectively, on a pro forma basis adjusted for special items, was 13% and 16%, compared with 15% and 13% a year ago.

- The quarterly dividend was 6.75 cents per share ($0.405 per ADS). This compares with 6.25 cents a year ago. For the year the dividend showed an increase of 8.3%. In sterling terms, the quarterly dividend is
     3.674 pence per share compared with 3.815 pence a year ago; for the year the decrease was 0.8%.

BP Group Chief Executive, Lord Browne, said:

     "Our results in 2003 have set a new record. We have delivered a good result from our existing assets and operations, while building a strong platform for the future. Our focus is now on delivering the growth in free cash flow of which we believe our portfolio is capable. We intend to restart our share buyback programme this quarter, subject to market conditions."

The pro forma result is replacement cost profit before exceptional items excluding acquisition amortization. The pro forma result, adjusted for special items, has been derived from the group's reported UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure. This financial performance information and measures derived therefrom, shown above and elsewhere in the document, are provided in order to enable investors to evaluate better BP's current performance against that of its competitors.

(a) The special items refer to non-recurring charges and credits. The special items for the fourth quarter comprise impairment charges and restructuring costs in Exploration and Production, Veba integration costs in Refining and Marketing and a provision to cover future rental payments on surplus property in Other businesses and corporate and tax restructuring benefits.

(b) Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The fourth quarter 2003 includes accelerated depreciation of the revaluation adjustment in respect of the impairment of former ARCO assets.


                      Summary Fourth Quarter Results

Exploration and Production's fourth quarter result was broadly in line with a year ago, after reflecting the effects of higher oil and gas prices and a full quarter of TNK-BP, offset by higher depreciation, foreign exchange effects, one-time charges and an increase in the provision for Unrealized Profit in Stock.

In Gas, Power and Renewables, the result reflects improvement in marketing and trading, including LNG, partly offset by a lower result for the natural gas liquids business.

The Refining and Marketing result increased 23% compared with a year ago due to improved refining margins and marketing margins, particularly retail margins in the USA and Europe, with some offset from higher gas fuel costs.

The Petrochemicals result reflects operational difficulties in the nitriles business, the strength of the euro on our European cost base and non-routine charges, partly offset by a slight improvement in margins.

Interest expense for the quarter was $227 million compared with $213 million for the prior quarter. The increase reflects the inclusion of TNK-BP for a full quarter, partly offset by lower debt buy-back costs and an increase in capitalized interest.

The pro forma effective tax rate on replacement cost profit, before exceptional items, and adjusted for special items, was 33.5% for the quarter compared with 34.0% a year ago. The special items in the quarter include tax restructuring benefits of $150 million.

Capital expenditure was $4.7 billion for the quarter; there were no acquisitions. Disposal proceeds for the quarter were $1.4 billion.

Net cash outflow was $1,837 million compared with an inflow of $711 million a year ago, due to lower cash flow from operating activities and higher tax payments, partly offset by higher disposal proceeds. The reduced cash flow from operating activities reflects the payments of $1.6 billion to group pension schemes.

Net debt at the end of the quarter was $20.2 billion. The pro forma ratio of net debt to net debt plus equity was 24%.

---------

The commentaries above and following are based on the pro forma replacement cost operating results, before exceptional items, adjusted for special items.

To reflect BP's increased focus on chemical products derived from oil and gas, the Chemicals segment has been renamed Petrochemicals.

BP's share of the result of the TNK-BP joint venture has been included within Exploration and Production with effect from 29 August. TNK-BP operational and financial information has been estimated.

                  Reconciliation of Reported Results to
              Pro Forma Results Adjusted for Special Items



 Pro Forma Result                                            Pro Forma Result
 adjusted for  ----- 4Q 2003 ---------------                   adjusted for
 special items                                                 special items
 -------------------
    4Q     3Q     4Q Special   Acq. Reported                         Year
  2002   2003   2003  Items* Amort+ Earnings $ million           2003    2002
 ===========================================                   ==============
                                             Exploration and
 3,666  3,813  3,687     323   426     2,938   Production      15,977  12,005
                                             Gas, Power
    72     98     77       -     -        77   and Renewables     472     384
                                             Refining and
   587    978    722     146   211       365   Marketing        3,689   2,081
   139    124     35       -     -        35 Petrochemicals       606     765
                                             Other businesses
  (146)  (320)  (221)     74     -      (295)  and corporate     (840)   (515)
 -------------------------------------------                   --------------
                                             RC operating
 4,318  4,693  4,300     543   637     3,120   profit          19,904  14,720
 -------------------------------------------                   --------------
  (317)  (213)  (227)      -     -      (227)Interest expense    (851) (1,264)
(1,360)(1,569)(1,365)   (332)    -    (1,033)Taxation          (6,504) (4,673)
    (6)   (43)   (41)      -     -       (41)MSI                 (170)    (68)
 -------------------------------------------                   --------------
                                             RC profit before
 2,635  2,868  2,667     211   637     1,819 exceptional items 12,379   8,715
 -------------------------------------------                   --------------
                                         (15)Exceptional items before tax
                                          84 Taxation on exceptional items
                                       -----
                                       1,888 RC profit after exceptional items
                                          84 Stock holding gains
                                       -----
                                       1,972 HC profit

                                       =====

* The special items refer to non-recurring charges and credits. The special items for the fourth quarter comprise impairment charges and restructuring costs in Exploration and Production, Veba integration costs in Refining and Marketing and a provision to cover future rental payments on surplus property in Other businesses and corporate and tax restructuring benefits.

+ Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The fourth quarter 2003 includes accelerated depreciation of the revaluation adjustment in respect of the impairment of former ARCO assets.

                            Operating Results

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2002    2003    2003                                        2003    2002
=======================                                      ==============

                         Replacement cost
  3,181   3,844   3,120  operating profit ($m)               16,413  10,246
-----------------------                                      --------------
                         Replacement cost profit
  1,697   2,142   1,819  before exceptional items ($m)        9,543   4,698
-----------------------                                      --------------
                         Profit after exceptional items ($m)
    825   2,310   1,888  Replacement cost                    10,251   5,741
    651   2,394   1,972  Historical cost                     10,267   6,845
-----------------------                                      --------------
                         Per ordinary share (cents)
                         Pro forma result
  11.78   13.00   12.07    adjusted for special items         55.83   38.90
                         RC profit before
   7.58    9.71    8.23    exceptional items                  43.03   20.97
   2.92   10.85    8.93  HC profit after exceptional items    46.30   30.55

                         Per ADS (cents)
                         Pro forma result
  70.68   78.00   72.42    adjusted for special items        334.98  233.40
                         RC profit before
  45.48   58.26   49.38    exceptional items                 258.18  125.82
  17.52   65.10   53.58  HC profit after exceptional items   277.80  183.30
-----------------------                                      --------------
                        Exploration and Production

   4Q    3Q    4Q                                                  Year
 2002  2003  2003   $ million                                  2003    2002
=================                                            ==============
3,248 3,520 2,938   Replacement cost operating profit        13,937   9,206
   99     -   323   Special items                               474   1,019
  319   293   426   Acquisition amortization                  1,566   1,780
-----------------                                            --------------
                    Pro forma operating result
3,666 3,813 3,687   adjusted for special items               15,977  12,005
=================                                            ==============

                    Results include:
  179   136   193   Exploration expense                         542     644
                    Of which:
  124    75   129   Exploration expenditure written off         297     385
-----------------                                            --------------

                    Production (Net of Royalties)
1,787 1,852 2,248   Crude oil (mb/d)                          1,911   1,771
  262   202   206   Natural gas liquids (mb/d)                  210     247
2,049 2,054 2,454   Total liquids (mb/d)(a)                   2,121   2,018
8,936 8,401 8,600   Natural gas (mmcf/d)                      8,613   8,707
3,590 3,502 3,936   Total hydrocarbons (mboe/d)(b)            3,606   3,519
=================                                            ==============

                    Average realizations
26.22 27.72 28.18   Crude oil ($/bbl)                         28.23   24.06
14.62 19.39 20.15   Natural gas liquids ($/bbl)               19.26   12.85
24.78 26.79 27.30   Total liquids ($/bbl)                     27.25   22.69
 2.87  3.08  3.18   Natural gas ($/mcf)                        3.39    2.46
21.03 22.58 23.15   Total hydrocarbons ($/bbl)                23.69   18.88
=================                                            ==============

                    Average oil marker prices
                    ($/bbl)
26.88 28.38 29.43   Brent                                     28.83   25.03
28.31 30.19 31.15   West Texas Intermediate                   31.06   26.14
26.86 28.83 29.43   Alaska North Slope US West Coast          29.59   24.77
=================                                            ==============

 3.99  4.97  4.58   Henry Hub gas price ($/mmbtu)(c)           5.37    3.22

                    UK Gas - National
19.09 15.08 27.30   Balancing Point (p/therm)                 20.28   15.78
=================                                            ==============

(a) Crude oil and natural gas liquids.
(b) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(c) Henry Hub First of the Month Index.


                        Exploration and Production

The pro forma result for the fourth quarter was $3,687 million, slightly ahead of the result for the fourth quarter of 2002 when adjusted for special charges of $323 million. Acquisition amortization of $426 million includes accelerated amortization of $121 million. The special items and the accelerated acquisition amortization relate to impairment of the Miller field ($133 million) in the UK following a decision not to proceed with waterflood and gas import options and four assets in the Gulf of Mexico Shelf ($296 million) following technical reassessments and re-evaluation of future investment options, and special restructuring charges of $15 million in respect of ongoing restructuring in the UK and North America.

The quarter saw increased production and higher oil and gas prices. Liquids realizations increased by $2.52/bbl, and natural gas realizations by $0.31/mcf compared with a year ago. Higher depreciation, foreign exchange effects, one-time charges in the USA and an increase in the provision for Unrealized Profit in Stock (UPIS) offset the impact of higher volumes and prices in the quarter. The charge of $57 million in the quarter for UPIS, which removes the upstream margin from downstream inventories, compares with a credit of $49 million in the equivalent quarter of last year.

The full year result at $15,977 million, up $3,972 million on a year ago, reflects the impact of increased production, higher oil and gas prices and a reduction in exploration expense partly offset by an increase in the depreciation charge.

During the quarter we had further exploration success in Angola on Block 31 with the Marte discovery and in Block 15 with the Tchichumba discovery and in Deepwater Gulf of Mexico with the Tubular Bells and the Puma discoveries.

Progress continues in our new profit centres. During the fourth quarter, the deepwater developments of Jasmim and Xikomba in Angola and Na Kika in the Gulf of Mexico started production. Other deepwater developments in the Gulf of Mexico are progressing well with the Holstein and Mad Dog spars now on the Gulf Coast for final construction and installation. Hull construction on Atlantis has commenced in South Korea. In Azerbaijan, construction is well advanced on the Azeri project and the BTC pipeline is on track for start-up in the first half of 2005. The Cannonball gas development in Trinidad has been approved and in Angola we have commenced the awarding of major contracts on the Greater Plutonio deepwater project.

Production for the quarter was up by more than 9% at 3,936 mboe/d compared with the fourth quarter of 2002. This reflects a full quarter's production volumes from our interest in TNK-BP partly offset by a reduction from divestments. Total production for the year was 3,606 mboe/d, an increase of over 2% on last year and reflects the offsetting impacts of divestments and the inclusion of TNK-BP volumes from 29 August.

The reserve replacement ratio for the year was 122% with 1,342 billion barrels of oil equivalent booked through discoveries, extensions, revisions and improved recovery. Reserve replacement has exceeded production for the eleventh consecutive year. Including equity-accounted entities and the effect of acquisitions and disposals, additions to year end reserves were 158% of 2003 production.

During the fourth quarter we completed our 2003 programme of portfolio upgrading with the sale of our 50% interest in the In Salah gas project in Algeria with proceeds received on 23 December. This brought divestment proceeds for the year to $4.9 billion.
On 16 January, we announced the completion of the transaction in which Alfa Group and Access-Renova's 50% interest in Slavneft was transferred into TNK-BP.

                          Gas, Power and Renewables

    4Q      3Q      4Q                                              Year
  2002    2003    2003   $ million                              2003    2002
======================                                        ==============
    72      98      77   Replacement cost operating profit       472     354
     -       -       -   Special items                             -      30
     -       -       -   Acquisition amortization                  -       -
----------------------                                        --------------
                         Pro forma operating result
    72      98      77   adjusted for special items              472     384
======================                                        ==============
                         Gas sales volumes (mmcf/d)
 2,715   2,174   2,565   UK                                    2,631   2,372
   442     362     511   Rest of Europe                          441     399
10,723  11,808  12,121   USA                                  11,528   9,315
10,659  11,133  13,138   Rest of World                        11,669   9,535
-----------------------                                       --------------
24,539  25,477  28,335   Total gas sales volumes              26,269  21,621
=======================                                       ==============
                         NGL sales volumes (mb/d)
     -       -       -   UK                                        -       -
     -       -       -   Rest of Europe                            -       -
   262     188     206   USA                                     164     196
   244     163     209   Rest of World                           182     214
-----------------------                                       --------------
   506     351     415   Total NGL sales volumes                 346     410
=======================                                       ==============



                          Gas, Power and Renewables

The pro forma result for the fourth quarter was $77 million compared with $72 million a year ago. The year's result, after adjusting for special items, was $472 million compared to $384 million for 2002.

The fourth quarter result is up due to an improved marketing and trading result, including LNG, which more than offset a lower result in the natural gas liquids business. The full year result reflects a strong performance from marketing and trading, including LNG, partly offset by a lower result for the natural gas liquids business, restructuring charges in Solar and the absence of a contribution from Ruhrgas following the sale of our interest last year.

The increased marketing and trading results for the quarter and the year were driven by higher gas sales volumes in North America and a strong performance from the global LNG business. Fourth quarter gas sales volumes were up 15% and equity LNG sales were up 36%. During the quarter BP and Sonatrach announced a joint venture that has secured long term capacity rights to the Isle of Grain import regasification terminal in the South East of England, which will enable the two companies to source and then supply 500 mmscfd of LNG into the UK market from 2005. BP announced that it proposes to build an LNG terminal in New Jersey, USA, which is scheduled to come into service around 2008. BP and BPMIGAS of Indonesia have signed a Heads of Agreement with Sempra LNG Corporation for a 20-year supply of LNG from Indonesia to markets in the USA and Mexico. BP has acquired a 35% interest in SK Power (previously a subsidiary of SK Corporation of South Korea), which has begun construction of a power station in Gwangyang, South Korea. The Tangguh LNG project was selected earlier as the supplier to the power station.

The result for the natural gas liquids business for the fourth quarter and year is down due to high gas prices relative to liquids prices in North America, which has led to lower sales volumes.

                         Refining and Marketing

     4Q      3Q      4Q                                            Year
   2002    2003    2003  $ million                             2003    2002
=======================                                       =============
    (36)    455     365  Replacement cost operating profit    2,340     872
    420     318     146  Special items                          523     415
    203     205     211  Acquisition amortization               826     794
-----------------------                                       -------------
                         Pro forma operating result
    587     978     722  adjusted for special items           3,689   2,081
=======================                                       =============
                         Refinery throughputs (mb/d)
    392     405     389  UK                                     397     389
    959     909     873  Rest of Europe                         932     918
  1,439   1,406   1,374  USA                                  1,386   1,439
    367    366      378  Rest of World                          382     357
-----------------------                                       -------------
  3,157   3,086   3,014  Total throughput                     3,097   3,103
=======================                                       =============
   96.1    96.2    94.9  Refining availability(a)(%)           95.5    96.1
=======================                                       =============
                         Oil sales volumes (mb/d)
                         Refined products
    269     270     257  UK                                     271     253
  1,541   1,293   1,295  Rest of Europe                       1,316   1,467
  1,875   1,828   1,788  USA                                  1,797   1,874
    611     657     681  Rest of World                          648     586
-----------------------                                      --------------
  4,296   4,048   4,021  Total marketing sales                4,032   4,180
  2,064   2,647   2,350  Trading/supply sales                 2,691   2,383
-----------------------                                      --------------
  6,360   6,695   6,371  Total refined product sales          6,723   6,563
  5,314   5,316   4,504  Crude oil                            5,007   4,671
-----------------------                                      --------------
 11,674  12,011  10,875  Total oil sales                     11,730  11,234
=======================                                      ==============
                         Global Indicator Refining Margin(b)
                         ($/bbl)
   2.19    2.47    2.21  NWE                                   2.62    1.04
   2.98    5.61    3.53  USGC                                  4.71    2.36
   4.09    6.39    2.89  Midwest                               4.54    3.30
   3.95    9.04    6.09  USWC                                  7.06    4.34
   1.41    1.27    2.20  Singapore                             1.77    0.57
   2.76    4.59    3.14  BP Average                            3.88    2.11
=======================                                      ==============

(a) Refining availability is the weighted average percentage of the period that refinery units are available for processing, after accounting for downtime such as turnarounds.

(b) The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.


                         Refining and Marketing

The pro forma result for the fourth quarter, adjusted for special items, was $722 million. This compares with $587 million a year ago, an increase of $135 million. The net special items of $146 million for the quarter consisted of Veba integration costs of $156 million and a credit of $10 million arising from the reversal of restructuring provisions. This represents the final charge in respect of the Veba integration.

The result for the year of $3,689 million is up $1,608 million compared to last year, an increase of 77%. The net special items for the year of $523 million comprised a $246 million charge resulting from a reassessment of our environmental remediation provisions, Veba integration costs of $287 million and a credit of $10 million arising from the reversal of restructuring provisions.

The results for the fourth quarter and year reflect improved refining margins despite higher gas fuel costs, and higher marketing margins, particularly retail margins in the USA and Europe. Improved operating performance in the marketing businesses also contributed to the results.

Refining throughputs for the quarter were 4.5% lower than the same period last year due to disposals, with refining availability at 94.9% compared with 96.1% a year ago. Full year refining throughputs were flat compared with 2002, while availability for the year was 95.5% compared with 96.1%. Marketing volumes for the quarter were 6% lower than the same period last year and 4% lower for the year, as expected, due to divestments.

The roll-out of our new premium retail fuels, Ultimate gasoline and diesel, continued this quarter. Ultimate is now available in the UK, the USA, Greece, Spain, Portugal and Australia.

During the quarter we reached agreement in principle for H&R WASAG to purchase BP's European Special Products business, including the Neuhof base oil refinery in Hamburg, Germany.


                              Petrochemicals

     4Q      3Q      4Q                                            Year
   2002    2003    2003   $ million                            2003    2002
=======================                                       =============
    104      81      35   Replacement cost operating profit     568     515
     35      43       -   Special items                          38     250
      -       -       -   Acquisition amortization                -       -
-----------------------                                       -------------
                          Pro forma operating result
    139     124      35   adjusted for special items            606     765
=======================                                       =============
    108     109     114(b)Chemicals Indicator Margin(a)($/te)   113(b)  104
=======================                                       =============
                          Petrochemicals production (kte)
    698     771     832   UK                                  3,186   3,221
  2,679   2,724   2,790   Rest of Europe                     10,958  10,526
  2,447   2,563   2,466   USA                                10,068  10,201
    785     982   1,065   Rest of World                       3,731   3,040
-----------------------                                      --------------
  6,609   7,040   7,153   Total production                   27,943  26,988
=======================                                      ==============

(a) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses, then weighted based on BP's product portfolio. It does not cover our entire portfolio of products, and consequently is only indicative rather than representative of the margins achieved by BP in any particular period. Amongst the products and businesses covered in the CIM are olefins and derivatives, the aromatics and derivatives, linear alpha-olefins (LAOs), acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins (PAOs), anhydrides, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(b) Provisional. The data for the fourth quarter is based on two months' actuals and one month of provisional data.


                                Petrochemicals

Petrochemicals' pro forma result for the fourth quarter was $35 million, down from $124 million in the third quarter. A slight improvement in margins was more than offset by several factors including operational difficulties in the nitriles business, the strength of the euro on our European cost base and a number of non-routine charges.

There were no special items in the fourth quarter. Special items for the year were $38 million.

The year's result of $606 million was down $159 million. In addition to the factors affecting the fourth quarter, the decrease reflected prolonged margin weakness, primarily in our European polymers businesses, and a lower result from SARS affected businesses in Asia during the first half year.

Petrochemicals production of 7,153 thousand tonnes in the fourth quarter was up 113 thousand tonnes on the previous quarter. Production for the year was 27,943 thousand tonnes, up 3.5% on 2002, establishing a new record for the business. The increase was due to improved asset utilization across the business as well as new production capacity and increased ownership in our Asian associated undertakings.

During the fourth quarter, our portfolio management actions continued. We sold our interest in AG International Chemical Company, a purified isophthalic acid associated undertaking in Japan. Engineering contracts were awarded for a new 300 thousand-tonne acetic acid plant to be built in Taiwan as part of the Formosa BP Chemicals Corporation joint venture.

                        Other Businesses and Corporate


   4Q    3Q    4Q                                                  Year
 2002  2003  2003   $ million                                  2003    2002
=================                                             =============
 (207) (310) (295)  Replacement cost operating loss            (904)   (701)
   61   (10)   74   Special items                                64     186
    -     -     -   Acquisition amortization                      -       -
-----------------                                             -------------
                    Pro forma operating result
 (146) (320) (221)  adjusted for special items                 (840)   (515)
=================                                             =============

Other businesses and corporate comprises Finance, the group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities. BP sold its interest in PetroChina for $1.65 billion on 13 January 2004. The special item for the quarter is a provision for future rental payments on surplus leasehold property. Although not classifed as special items, the result also includes charges of $59 million in respect of additional provisions for litigation and $41 million for BP Foundation funding and a foreign exchange credit of $42 million.

                              Exceptional Items

   4Q    3Q    4Q                                                  Year
 2002  2003  2003   $ million                                  2003    2002
=================                                             =============
                    Profit (loss) on sale of fixed assets and
 (893)  172   (15)    businesses or termination of operations   831   1,168
   21    (4)   84   Taxation (charge) credit                   (123)   (125)
-----------------                                             -------------
 (872)  168    69   Exceptional items after taxation            708   1,043
=================                                             =============

Exceptional items for the fourth quarter include a gain on the sale of our interest in PT Kaltim Prima Coal, more than offset by losses on various minor Exploration and Production and Refining and Marketing disposals.

                              2003 Dividends

   4Q    3Q    4Q                                                  Year
 2002  2003  2003                                              2003    2002
=================                                             =============
                    Dividends per ordinary share
 6.25  6.50  6.75   cents                                     26.00   24.00
3.815 3.857 3.674   pence                                    15.517  15.638
 37.5  39.0  40.5   Dividends per ADS (cents)                 156.0   144.0
-----------------------                                      --------------

BP today announced a fourth quarterly dividend for 2003 of 6.75 cents per ordinary share. Holders of ordinary shares will receive 3.674 pence per share and holders of American Depositary Receipts (ADRs) $0.405 per ADS share. The dividend is payable on 15 March to shareholders on the register on 20 February. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 15 March. The first quarter 2004 results and dividend will be announced on 27 April 2004.

                                Outlook

BP Group Chief Executive, Lord Browne, concluded:

   "The world economy recovered in the fourth quarter. Growth was robust in the USA and in Asia, particularly China, but Europe continued to lag. The USA and Asia are expected to continue growing above trend in 2004 but European growth is expected to remain below trend, with the exception of the UK.

   "Crude oil prices continued to strengthen in the fourth quarter, adding around $1 per barrel compared with the third quarter to average $29.43 per barrel (Dated Brent). Prices remained strong in January, averaging $31.32 (Dated Brent) in the face of low US crude oil inventories and cold weather in the eastern USA. Underlying oil demand appears to be strong on the back of global economic recovery and the ongoing economic boom in China, and has been growing faster than oil supply outside OPEC. OPEC fourth quarter production is thought to have increased modestly, despite the 900,000 barrels per day quota cut that became effective on 1 November. We expect that future oil prices will largely depend on OPEC's ability to realign production in line with seasonal requirements.

   "US natural gas prices continued to trade between residual fuel oil and distillate parity in the fourth quarter, with the Henry Hub First of the Month Index averaging $4.58/mmbtu, 39 cents per mmbtu below the third quarter. Cold January weather raised prices to above $6/mmbtu on average, but they have since eased. Working gas inventories are above last year's and 5-year average levels. We expect the path of gas prices will depend on weather during the balance of winter and movements in oil prices.

   "Refining margins in the fourth quarter weakened relative to the third quarter in the face of crude market tightness and recovering product inventories, but remained above historic average levels. Margins have been mostly firm so far in 2004 on the back of strong global oil demand growth and cold US weather. Demand strength should continue to be a constructive factor for refining margins. Retail margins were lower in the fourth quarter relative to the third quarter.

   "Petrochemical margins in the fourth quarter remained under pressure from high feedstock costs and this has carried over into the first quarter of 2004. However, margins and sales are expected to improve in 2004, reflecting modest increases in industry utilization rates.

   "Capital expenditure for 2003 was $14.0 billion, excluding acquisitions, and is projected to be approximately $13.5 billion in 2004. Production capacity is expected to grow to more than 4 mmboe/d in 2004, an increase of more than 10% from actual 2003 output. After adjusting for the impact of portfolio changes, this is consistent with the lower end of the guidance range for 2004 capacity of 3.6 to 3.7 mmboe/d given in February 2003. The company intends to restart its share buyback programme this quarter, subject to market conditions. Purchases may be increased, decreased or discontinued at any time without prior notice."

     ----------------------------------------------------------------------

     The foregoing discussion, in particular the statements under "Outlook", contains forward looking statements particularly those regarding BP's asset portfolio and changes in it, capital expenditure, costs, demand, future performance, gearing, growth and other trend projections, margins, prices, production, sales, share repurchases and the timing of pending transactions. Forward looking statements by their nature involve risks and uncertainties and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; currency exchange rates; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in governmental regulations; exchange rate fluctuations; development and use of new technology and successful commercial relationships; the actions of competitors; natural disasters and other changes in business conditions; prolonged adverse weather conditions; and wars and acts of terrorism or sabotage. For more information you should refer to our Annual Report and Accounts 2002 and our Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

     ----------------------------------------------------------------------



                          BP p.l.c. and Subsidiaries

                           Summarized Group Results

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2002    2003    2003                                        2003    2002
=======================                                      ==============
       $ million                                                 $ million

  3,248   3,520   2,938  Exploration and Production          13,937   9,206
     72      98      77  Gas, Power and Renewables              472     354
    (36)    455     365  Refining and Marketing               2,340     872
    104      81      35  Petrochemicals                         568     515
   (207)   (310)   (295) Other businesses and corporate        (904)   (701)
-----------------------                                      --------------
                         Total replacement cost
  3,181   3,844   3,120  operating profit                    16,413  10,246
                         Profit (loss) on sale of
                           fixed assets and businesses or
   (893)    172     (15)   termination of operations (Note 4)   831   1,168
-----------------------                                      --------------
                         Replacement cost profit before
  2,288   4,016   3,105  interest and tax                    17,244  11,414
   (174)     84      84  Stock holding gains (losses)(Note 5)    16   1,129
-----------------------                                      --------------
                         Historical cost profit before
  2,114   4,100   3,189  interest and tax                    17,260  12,543
    332     213     227  Interest expense (Note 6)              851   1,279
-----------------------                                      --------------
  1,782   3,887   2,962  Profit before taxation              16,409  11,264
  1,125   1,450     949  Taxation (Note 7)                    5,972   4,342
-----------------------                                      --------------
    657   2,437   2,013  Profit after taxation               10,437   6,922
      6      43      41  Minority shareholders' interest        170      77
-----------------------                                      --------------
    651   2,394   1,972  Profit for the period               10,267   6,845
-----------------------                                      --------------
  1,398   1,438   1,495  Distribution to shareholders         5,753   5,375
-----------------------                                      --------------
                         Retained profit (deficit)
   (747)    956     477    for the period                     4,514   1,470
=======================                                      ==============
                         Earnings per ordinary share - cents
   2.92   10.85    8.93    Basic                              46.30   30.55
   2.92   10.74    8.69    Diluted                            45.87   30.41
=======================                                      ==============

                         Replacement Cost Results

                         Historical cost profit
    651   2,394   1,972   for the period                     10,267   6,845
                         Stock holding (gains) losses
    174     (84)    (84)  net of MSI                            (16) (1,104)
-----------------------                                      --------------
                         Replacement cost profit
    825   2,310   1,888  for the period                      10,251   5,741
    872    (168)    (69) Exceptional items (net of tax)        (708) (1,043)
-----------------------                                      --------------
                         Replacement cost profit before
  1,697   2,142   1,819  exceptional items                    9,543   4,698
-----------------------                                      --------------
                         Earnings per ordinary share - cents
                         On replacement cost profit before
   7.58    9.71    8.23  exceptional items                    43.03   20.97
=======================                                       =============


                      Summarized Group Balance Sheet

                                                 31 December   31 December
                                                        2003          2002
                                                --------------------------
                                                           $ million
Fixed assets
   Intangible assets                                  13,642        15,566
   Tangible assets                                    91,911        87,682
   Investments                                        17,554        10,811
                                                     ---------------------
                                                     123,107       114,059
                                                     ---------------------
Current assets
   Stocks                                             11,617        10,181
   Debtors                                            40,716        33,150
   Investments                                           185           215
   Cash at bank and in hand                            1,947         1,520
                                                     ---------------------
                                                      54,465        45,066
Creditors - amounts falling due within one year
   Finance debt                                        9,456        10,086
   Other creditors                                    41,128        36,215
                                                     ---------------------
Net current assets (liabilities)                       3,881        (1,235)
                                                     ---------------------
Total assets less current liabilities                126,988       112,824

Creditors - amounts falling due
            after more than one year
   Finance debt                                       12,869        11,922
   Other creditors                                     6,090         3,455

Provisions for liabilities and charges
   Deferred taxation                                  15,273        13,514
   Other provisions                                   15,693        13,886
                                                     ---------------------
Net assets                                            77,063        70,047
Minority shareholders' interest - equity               1,125           638
                                                     ---------------------
BP shareholders' interest                             75,938        69,409
                                                     =====================

Movement in BP shareholders' interest:                           $ million

   At 31 December 2002                                              69,409
   Profit for the period                                            10,267
   Distribution to shareholders                                     (5,753)
   Currency translation differences (net of tax)                     3,841
   Issue of ordinary share capital for employee share schemes          173
   Repurchase of ordinary share capital                             (1,999)
                                                                    ------
   At 31 December 2003                                              75,938
                                                                    ======

                    Summarized Group Cash Flow Statement

 Fourth   Third  Fourth
Quarter Quarter Quarter                                           Year
   2002    2003    2003                                       2003     2002
=======================                                        ============
       $ million                                                 $ million
                         Net cash inflow from
  6,197   4,891   3,500  operating activities (a)           21,698   19,342
-----------------------                                     ---------------
     69      39      51  Dividends from joint ventures         131      198
-----------------------                                     ---------------
                         Dividends from
     65      65     120  associated undertakings               417      368
-----------------------                                     ---------------
                         Servicing of finance and returns
                         on investments
     63      41      51  Interest received                     175      231
   (335)   (163)   (190) Interest paid                      (1,006)  (1,204)
     38      26      66  Dividends received                    140      102
                         Dividends paid to
    (11)     (4)     (3) minority shareholders                 (20)     (40)
-----------------------                                     ---------------
                         Net cash outflow from servicing of
   (245)   (100)    (76) finance and returns on investments   (711)    (911)
-----------------------                                     ---------------
                         Taxation
   (419)   (264)   (329) UK corporation tax                 (1,185)    (979)
   (642)   (539) (1,187) Overseas tax                       (3,619)  (2,115)
-----------------------                                     ---------------
 (1,061)   (803) (1,516) Tax paid                           (4,804)  (3,094)
-----------------------                                     ---------------
                         Capital expenditure and
                         financial investment
 (3,544) (3,063) (3,740) Payments for fixed assets         (12,440) (12,116)
                         Proceeds from the sale
    726     874   1,410    of fixed assets                   6,253    2,470
-----------------------                                     ---------------
                         Net cash outflow for
                         capital expenditure and
 (2,818) (2,189) (2,330) financial investment               (6,187)  (9,646)
-----------------------                                      --------------
                         Acquisitions and disposals
    (28)    (28)    (33) Acquisitions, net of cash acquired   (211)  (4,324)
                         Proceeds from the sale
    304       -       -    of businesses                       179    1,974
                         Acquisition of investment in
      -  (2,625)    274    TNK-BP joint venture             (2,351)       -
                         Net investment in
   (217)      -    (162)   other joint ventures               (178)    (354)
                         Investments in associated
   (215)   (243)   (227)   undertakings                       (987)    (971)
                         Proceeds from the sale of
      -       -       -    investment in Ruhrgas                 -    2,338
-----------------------                                     ---------------
                         Net cash outflow for
   (156) (2,896)   (148) acquisitions and disposals         (3,548)  (1,337)
-----------------------                                     ---------------
 (1,340) (1,433) (1,438) Equity dividends paid              (5,654)  (5,264)
-----------------------                                     ---------------
    711  (2,426) (1,837) Net cash inflow (outflow)           1,342     (344)
=======================                                     ===============

    304  (1,471) (2,411) Financing (b)                       1,066     (181)
    (56)     76    (223) Management of liquid resources        (41)    (220)
    463  (1,031)    797  Increase (decrease) in cash           317       57
-----------------------                                     ---------------
    711  (2,426) (1,837)                                     1,342     (344)
=======================                                     ===============

                            Analysis of Cash Flow

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2002    2003    2003                                       2003     2002
=======================                                      ==============
       $ million                                                 $ million
                          (a) Reconciliation of historical
                              cost profit before interest
                              and tax to net cash inflow
                              from operating activities

                          Historical cost profit before
  2,114   4,100   3,189   interest and tax                  17,260   12,543
  2,515   2,485   3,093   Depreciation and amounts provided 10,940   10,401
                          Exploration expenditure
    124      75     129     written off                        297      385
                          Share of profits of joint ventures
   (250)   (433)   (494)    and associated undertakings     (1,438)    (966)
   (115)    (72)   (121)  Interest and other income           (341)    (358)
                          (Profit) loss on sale of fixed
    895    (172)     15     assets and businesses             (831)  (1,166)
    451     765     563   Charge for provisions              1,734    1,277
   (424)   (278)   (382)  Utilization of provisions         (1,204)  (1,427)
    (63) (1,048)   (362)  (Increase) decrease in stocks       (841)  (1,521)
   (269)   (638) (1,307)  (Increase) decrease in debtors    (5,628)  (2,672)
  1,219     107    (823)  Increase (decrease) in creditors   1,750    2,846
-----------------------                                     ---------------
                          Net cash inflow from
  6,197   4,891   3,500   operating activities              21,698   19,342
=======================                                     ===============

                          (b) Financing

   (651) (1,433) (1,666)  Long-term borrowing               (4,322)  (3,707)
    905   1,774     776   Repayments of long-term borrowing  3,560    2,369
 (3,970) (1,924) (1,738)  Short-term borrowing              (4,706)  (9,849)
                          Repayments of short-term
  4,037     143     278     borrowing                        4,708   10,451
-----------------------                                     ---------------
    321  (1,440) (2,350)                                      (760)    (736)

    (17)    (31)    (61)  Issue of ordinary share capital     (173)    (195)
                          Repurchase of ordinary
      -       -       -     share capital                    1,999      750
-----------------------                                     ---------------
                          Net cash outflow
    304  (1,471) (2,411)  (inflow)from financing             1,066     (181)
=======================                                     ===============


                         Capital Expenditure and Acquisitions
 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2002    2003    2003                                        2003    2002

=======================                                       =============
       $ million                                                 $ million
                          By business

                          Exploration and Production
    177     182     189     UK                                  787     955
     73      80      75     Rest of Europe                      279     262
  1,079     989   1,145     USA                               4,109   4,303
  1,244   6,999   1,194     Rest of World(a)                 10,277   4,179
-----------------------                                      --------------
  2,573   8,250   2,603                                      15,452   9,699
-----------------------                                      --------------
                          Gas, Power and Renewables
      -      15      21     UK                                   68      28
     41       6      46     Rest of Europe(b)                    76     161
     60      18      44     USA                                 148     160
     22      19      24     Rest of World                        67      59
-----------------------                                      --------------
    123      58     135                                         359     408
-----------------------                                      --------------
                          Refining and Marketing
    163      89     249     UK                                  477     395
    273     169     446     Rest of Europe(c)                   783   5,759
    430     322     623     USA                               1,509   1,291
    180      79     181     Rest of World                       311     308
-----------------------                                      --------------
  1,046     659   1,499                                       3,080   7,753
-----------------------                                      --------------
                          Petrochemicals
     57      51      35     UK                                  116     112
     10      16      69     Rest of Europe                      137     173
    116      55     130     USA                                 291     262
    102      60      65     Rest of World                       231     276
-----------------------                                      --------------
    285     182     299                                         775     823
-----------------------                                      --------------
     61      59     131   Other businesses and corporate(d)(e)  409     428
-----------------------                                      --------------
  4,088   9,208   4,667                                      20,075  19,111
=======================                                      ==============
                          By geographical area

    434     377     580     UK                                1,619   1,637
    398     271     637     Rest of Europe                    1,277   6,556
  1,708   1,403   1,985     USA                               6,291   6,095
  1,548   7,157   1,465     Rest of World                    10,888   4,823
-----------------------                                      --------------
  4,088   9,208   4,667                                      20,075  19,111
=======================                                      ==============


(a) Third quarter includes $5,888 million for the acquisition of our interest in TNK-BP. Fourth quarter includes a subsequent adjustment of $94 million to give a net total cost for the year 2003 of $5,794 million.
    Year 2002 included the acquisition of an additional interest in Sidanco.

(b) Year 2002 included the acquisition of a 5% stake in Enagas.

(c) Year 2002 included the acquisition of 100% of Veba.

(d) Year 2003 included the acquisition of the preferred stock of CH-Twenty.

(e) Year 2002 included the acquisition of the minority interest in Veba's upstream oil and gas assets.


                         US dollar/Sterling exchange rates

 1.57      1.61    1.70  Average rate for the period           1.63    1.50
 1.60      1.66    1.78  Period-end rate                       1.78    1.60
=======================                                       =============


               Analysis of Replacement Cost Operating Profit

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2002    2003    2003                                        2003    2002
=======================                                       =============
       $ million                                                 $ million
                          By business

                          Exploration and Production
    965     582     700     UK                                2,889   2,526
    177     124     152     Rest of Europe                      610     714
  1,081   1,368     680     USA                               5,294   2,835
  1,025   1,446   1,406     Rest of World                     5,144   3,131
-----------------------                                      --------------
  3,248   3,520   2,938                                      13,937   9,206
-----------------------                                      --------------
                          Gas, Power and Renewables
    (31)     13      40     UK                                   74     (94)
      1     (12)    (11)    Rest of Europe                      (37)    100
      9      54      (3)    USA                                 172      25
     93      43      51     Rest of World                       263     323
-----------------------                                       -------------
     72      98      77                                         472     354
-----------------------                                       -------------
                          Refining and Marketing
   (155)   (119)    (84)    UK                                 (208)   (498)
    (53)    325     141     Rest of Europe                    1,226     571
     80      51     161     USA                                 632     335
     92     198     147     Rest of World                       690     464
-----------------------                                       -------------
    (36)    455     365                                       2,340     872
-----------------------                                       -------------
                          Petrochemicals
   (47)     (94)    (26)    UK                                 (177)    (82)
    65       85      37     Rest of Europe                      457     337
    24       31     (10)    USA                                 112     126
    62       59      34     Rest of World                       176     134
-----------------------                                       -------------
   104       81      35                                         568     515
-----------------------                                       -------------
  (207)    (310)   (295)  Other businesses and corporate       (904)   (701)
-----------------------                                      --------------
 3,181    3,844   3,120                                      16,413  10,246
=======================                                      ==============

                          By geographical area

   793      283     943     UK                                2,594   1,696
   171      525     277     Rest of Europe                    2,208   1,703
   944    1,279     193     USA                               5,201   2,818
 1,273    1,757   1,707     Rest of World                     6,410   4,029
-----------------------                                      --------------
 3,181    3,844   3,120                                      16,413  10,246
=======================                                      ==============
                          Included above
    83      303     402   Share of profits of joint ventures    923     346
                          Share of profits of
   161      128      93   associated undertakings               511     616
-----------------------                                      --------------
   244      431     495                                       1,434     962
=======================                                      ==============

                                  Notes

1.   Turnover

      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2002    2003    2003                                   2003    2002
     =======================                                 ==============
            $ million                                            $ million
                               By business
       7,356   7,310   7,530     Exploration and Production  31,341  25,753
      12,041  15,904  16,668     Gas, Power and Renewables   65,445  37,357
      33,443  38,353  36,378     Refining and Marketing     149,477 125,836
       3,118   3,798   4,336     Petrochemicals              16,075  13,064
                                 Other businesses
         131     138     137       and corporate                515     510
     -----------------------                                ---------------
      56,089  65,503  65,049                                262,853 202,520
                               Less: sales between
       6,367   7,253   7,185         businesses              30,282  23,799
     -----------------------                                ---------------
      49,722  58,250  57,864   Group excluding JVs          232,571 178,721
                               Share of sales by
         413     914   1,798     joint ventures               3,474   1,465
     -----------------------                                ---------------
      50,135  59,164  59,662                                236,045 180,186
     =======================                                ===============
                               By geographical area

                               Group excluding JVs
      13,084  12,561  14,117     UK                          54,971  48,748
      11,720  12,476  12,288     Rest of Europe              50,582  46,518
      22,573  29,119  26,347     USA                        108,910  80,381
      10,845  12,766  13,894     Rest of World               52,498  34,401
     -----------------------                                ---------------
      58,222  66,922  66,646                                266,961 210,048
                               Less: sales between
       8,500   8,672   8,782         areas                   34,390  31,327
     -----------------------                                ---------------
      49,722  58,250  57,864                                232,571 178,721
     =======================                                ===============

2.   Replacement cost profit

     Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit stock holding gains and losses.


                                  Notes

3.   Operating profits are after charging:

      Fourth   Third  Fourth
     Quarter Quarter Quarter                                      Year
        2002    2003    2003                                  2003     2002
     =======================                                  =============
            $ million                                           $ million
                               Exploration expense
           1      11       1     UK                             17       27
           6      23       5     Rest of Europe                 37       47
          30      60      60     USA                           204      258
         142      42     127     Rest of World                 284      312
     -----------------------                                 --------------
         179     136     193                                   542      644
     =======================                                 ==============
                               Production taxes (a)
          64      65      44   UK petroleum revenue tax        300      309
         298     351     377   Overseas production taxes     1,423      965
     -----------------------                                 --------------
         362     416     421                                 1,723    1,274
     =======================                                 ==============

     (a) Production taxes are charged against Exploration and Production's operating profit and are not included in the charge for taxation in
         Note 7.

4.   Analysis of exceptional items

      (1,133)    196     (49)  Exploration and Production      913     (726)
         (33)     (2)    (10)  Gas, Power and Renewables        (6)   1,551
         365     (21)    (91)  Refining and Marketing         (213)     613
        (122)     13      16   Petrochemicals                   38     (256)
          30     (14)    119   Other businesses and corporate   99      (14)
     -----------------------                                 --------------
                               Profit (loss) on sale of fixed
                               assets and businesses or
        (893)    172     (15)  termination of operations       831    1,168

          21      (4)     84   Taxation (charge) credit       (123)    (125)
     -----------------------                                 --------------
                               Exceptional items
        (872)    168      69   after taxation                  708    1,043
     =======================                                 ==============


                                   Notes

5.   Stock holding gains (losses)

      Fourth   Third  Fourth
     Quarter Quarter Quarter                                      Year
        2002    2003    2003                                  2003     2002
     =======================                                  =============
            $ million                                           $ million

          (2)      -       -   Exploration and Production        3        3
          41      (7)     58   Gas, Power and Renewables         6       51
        (201)     89      16   Refining and Marketing          (48)   1,049
         (12)      2      10   Petrochemicals                   55       26
      ----------------------                                 --------------
        (174)     84      84                                    16    1,129
           -       -       -   Minority shareholders' interest   -       25
      ----------------------                                 --------------
        (174)     84      84                                    16    1,104
      ======================                                 ==============


6. Interest expense

         248     178     172   Group interest payable(a)       700    1,026
         (33)    (53)    (60)  Capitalized                    (190)    (100)
     -----------------------                                 --------------
         215     125     112                                   510      926

          14      23      36   Joint ventures                   89       58
          19      11      12   Associated undertakings          45       83
                               Unwinding of discount
          42      45      42     on provisions                 173      170
                               Unwinding of discount on
                                 deferred consideration for
                                 acquisition of investment
           -       9      25     in TNK-BP                      34        -
                               Change in discount rate
          42       -       -      for provisions                 -       42
     -----------------------                                 --------------
         332     213     227                                   851    1,279
     =======================                                 ==============

                               (a) Includes charges
                                   relating to the early
          15      18      10       redemption of debt           31       15
     -----------------------                                 --------------

7.   Charge for taxation

       1,112   1,528     404   Current                       4,919    3,148
          13     (78)    545   Deferred(a)                   1,053    1,194
     -----------------------                                 --------------
       1,125   1,450     949                                 5,972    4,342
     =======================                                 ==============
         366     280     390   UK(a)                         1,568    1,436
         759   1,170     559   Overseas                      4,404    2,906
     -----------------------                                 --------------
       1,125   1,450     949                                 5,972    4,342
     =======================                                 ==============

                              (a) Includes the adjustment
                                  to the North Sea deferred
                                  tax balance for the
                                  supplementary
           -       -       -      UK corporation tax of 10%      -      355
     -----------------------                                 --------------


                                     Notes

8.   Analysis of changes in net debt

      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2002    2003    2003                                  2003     2002
     =======================                                  =============
            $ million                                           $ million
                               Opening balance
      22,276  18,594  19,970   Finance debt                 22,008   21,417
       1,005   2,115   1,091   Less: Cash                    1,520    1,358
         285     329     404     Current asset investments     215      450
     -----------------------                                ---------------
      20,986  16,150  18,475   Opening net debt             20,273   19,609
     -----------------------                                ---------------
                               Closing balance
      22,008  19,970  22,325   Finance debt                 22,325   22,008
       1,520   1,091   1,947   Less: Cash                    1,947    1,520
         215     404     185   Current asset investments       185      215
     -----------------------                                ---------------
      20,273  18,475  20,193   Closing net debt             20,193   20,273
     -----------------------                                ---------------
                               Decrease (increase)
         713  (2,325) (1,718)  in net debt                      80     (664)
     =======================                                ===============
                               Movement in cash/
         463  (1,031)    797     bank overdrafts               317       57
                               (Decrease) increase in
         (56)     76    (223)    current asset investments     (41)    (220)
                               Net cash (inflow) outflow
                                 from financing(excluding
         321  (1,440) (2,350)    share capital)               (760)    (736)
                               Partnership interests
           -       -       -   exchanged for BP loan notes       -    1,135
           -      93       -   Debt transferred to TNK-BP       93        -
                               Exchange of Exchangeable Bonds
                                 for Lukoil American
           -       -       -     Depositary Shares             420        -
          19     (31)      5   Other movements                 144       76
          (3)    (12)     (3)  Debt acquired                   (15)  (1,002)
     -----------------------                                 --------------
                               Movement in net debt before
         744  (2,345) (1,774)    exchange effects              158     (690)
         (31)     20      56   Exchange adjustments            (78)      26
     -----------------------                                 --------------
                               (Increase) decrease
         713  (2,325) (1,718)  in net debt                      80     (664)
     =======================                                 ==============


                               Notes


9.  TNK-BP Operational and Financial Information

    29 August -   Fourth                                        29 August -
   30 September  Quarter                                        31 December
           2003     2003                                               2003
   ============  =======                                       ============

                          Production (Net of royalties) (BP share)
            654      669  Crude oil (mb/d)                              665
            239      296  Natural gas (mmcf/d)                          281
            695      720  Total hydrocarbons (mboe/d)(a)                713
   ============  =======                                       ============

          $ million       Income statement (BP share)             $ million

            158      354  Replacement cost operating profit             512
                          Profit (loss) on sale of fixed
              -        -    assets and businesses                         -
              -        -  Stock holding gains (losses)                    -
            (13)     (24) Interest expense(b)                           (37)
            (30)     (53) Taxation                                      (83)
             (1)       1  Minority shareholders' interest                 -
   ------------  -------                                       ------------
            114      278  Net Income                                    392
   ============  =======                                       ============
                          Replacement cost profit
            114      278  before exceptional items                      392
   ============  =======                                       ============



                          (b) Excludes unwinding of discount
              9       25      or deferred consideration                  34
   ============  =======                                       ============


    Balance Sheet                                               31 December
                                                                       2003
                                                               ============
                                                                  $ million

    Fixed assets - investments
      Gross assets                                                   10,339
      Gross liabilities                                              (3,290)
                                                               ------------
                                                                      7,049
                                                               ============
    Deferred consideration
      Due within one year                                             1,227
      Due after more than one year                                    2,352
                                                               ------------
                                                                      3,579
                                                               ============

    29 August -   Fourth                                        29 August -
   30 September  Quarter                                        31 December
           2003     2003                                               2003
   ============  =======                                       ============

          $ million       Cash Flow                              $ million

                          Acquisition of investment
         (2,625)     274    in TNK-BP joint venture                  (2,351)
                                                               ============

    (a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

BP's share of the result of the TNK-BP joint venture has been included within Exploration and Production with effect from 29 August. TNK-BP operational and financial information has been estimated.


                               Notes

10. Consolidated statement of cash flows presented on a US GAAP format

      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2002    2003    2003                                  2003     2002
     =======================                                  =============
            $ million                                           $ million
                               Operating activities
         657   2,437   2,013   Profit after taxation        10,437    6,922
                               Adjustments to reconcile
                                 profits after tax to net
                                 cash provided by
                                 operating activities
                               Depreciation and
       2,515   2,485   3,093     amounts provided           10,940   10,401
                               Exploration expenditure
         124      75     129   written off                     297      385
                               Share of (profit) loss of
                                 joint ventures and associates
          (8)   (197)   (217)    less dividends received      (532)       3
                               (Profit) loss on sale
                                 of businesses and
         895    (172)     15     fixed assets                 (831)  (1,166)
                               Working capital movement
         907    (873) (3,712)    (see analysis below)       (4,953)  (1,416)
          13     (78)    545   Deferred taxation             1,053    1,194
         (33)    472     276   Other                           530     (280)
     -----------------------                                ---------------
                               Net cash provided by
       5,070   4,149   2,142   operating activities         16,941   16,043
     -----------------------                                ---------------

                               Investing activities
      (3,577) (3,116) (3,800)  Capital expenditures        (12,630) (12,216)
                               Acquisitions, net of
         (28)    (28)    (33)    cash acquired                (211)  (4,324)
                               Acquisition of investment in
           -  (2,625)    274     TNK-BP joint venture       (2,351)       -
                               Net investment in other
        (217)      -    (162)    joint ventures               (178)    (354)
                               Investment in
        (215)   (243)   (227)    associated undertakings      (987)    (971)
                               Proceeds from
       1,030      874  1,410     disposal of assets          6,432    6,782
     -----------------------                                 --------------
                               Net cash used in
      (3,007) (5,138) (2,538)  investing activities         (9,925) (11,083)
     -----------------------                                 --------------

                                    Notes

10. Consolidated statement of cash flows presented on a US GAAP format
   (continued)

      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2002    2003    2003                                  2003     2002
     =======================                                  =============
            $ million                                           $ million
                               Financing activities
                               Net proceeds from shares
          17      31      61     issued (repurchased)       (1,826)    (555)
                               Proceeds from
         651   1,433   1,666     long-term financing         4,322    3,707
                               Repayments of
        (905) (1,774)   (776)    long-term financing        (3,560)  (2,369)
                               Net (decrease) increase
         (67)  1,781   1,460    in short-term debt              (2)    (602)
                               Dividends paid
      (1,340) (1,433) (1,438)  - BP shareholders            (5,654)  (5,264)
         (11)     (4)     (3)  - Minority shareholders         (20)     (40)
     -----------------------                                  -------------
                               Net cash used in
      (1,655)     34     970   financing activities         (6,740)  (5,123)
     -----------------------                                 --------------
                               Currency translation
                                 differences relating to
          37       6      63     cash and cash equivalents     121       90
     -----------------------                                 --------------
                               Increase (decrease) in
         445    (949)    637   cash and cash equivalents       397      (73)

                               Cash and cash equivalents
       1,290   2,444   1,495     at beginning of period      1,735    1,808
     -----------------------                                 --------------
                               Cash and cash equivalents
       1,735   1,495   2,132     at end of period            2,132    1,735
     -----------------------                                 --------------

                               Analysis of working
                                 capital movement

                               (Increase) decrease
         (63) (1,048)   (362)    in stocks                    (841)  (1,521)
                               (Increase) decrease
        (271)   (656) (1,243)    in debtors                 (5,611)  (2,750)
                               Increase (decrease)
       1,241     831  (2,107)    in creditors                1,499    2,855
     -----------------------                                 --------------
                                Total working
         907    (873) (3,712)     capital movement          (4,953)  (1,416)
     =======================                                 ==============


                                 Notes

11. Ordinary shares

        Fourth       Third      Fourth
       Quarter     Quarter     Quarter                             Year
          2002        2003        2003                      2003        2002
    ==================================                      ================
             (shares thousand)                             (shares thousand)
                                        Shares in
                                        issue at period
    22,378,651  22,107,715  22,122,610  end (a)       22,122,610  22,378,651
                                        Average number
                                        of shares
                                        outstanding
    22,351,122  22,092,365  22,103,542  (b)           22,170,741  22,397,126
    ----------------------------------                ----------------------

    (a) Each BP ADS represents six BP Ordinary Shares.
    (b) Excludes shares held by the Employee Share Ownership Plans.


12.  Statutory accounts

     The above financial information for the year 2003 does not constitute statutory accounts. It is an extract from the 2003 Annual Accounts (except Notes 9 and 10), approved by a duly appointed and authorized committee of the Board of Directors at the Results Committee meeting held on 9 February 2004, but not yet delivered to the UK Registrar of Companies; the report of the auditors on those accounts was unqualified.


                              Contacts

                               London                    New York
                               -------------------       ----------------

Press Office                   Roddy Kennedy             Ian Stewart
                               +44 (0)20 7496 4624       +1 212 451 8026

Investor Relations             Fergus McLeod             Terry LaMore
                               +44 (0)20 7496 4717       +1 212 451 8034

http://www.bp.com/investors




BP p.l.c.
Group Results
Fourth Quarter and Full Year 2003



                                                     London 10 February 2004


                       INVESTOR RELATIONS SUPPLEMENT

REPLACEMENT COST OPERATING PROFIT ADJUSTED FOR SPECIAL ITEMS(a) AND ACQUISITION AMORTIZATION(b)

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2002    2003    2003                                        2003    2002
=======================                                       =============
                          $ million

                          Exploration and Production
  1,011     614     879     UK                                3,232   3,256
    177     124     152     Rest of Europe                      610     714
  1,421   1,608   1,234     USA                               6,685   4,192
  1,057   1,467   1,422     Rest of World                     5,450   3,843
-----------------------                                      --------------
  3,666   3,813   3,687                                      15,977  12,005
-----------------------                                      --------------
                          Gas, Power and Renewables
    (31)     13      40     UK                                   74     (64)
      1     (12)    (11)    Rest of Europe                      (37)    100
      9      54      (3)    USA                                 172      25
     93      43      51     Rest of World                       263     323
-----------------------                                      --------------
     72      98      77                                         472     384
-----------------------                                      --------------
                          Refining and Marketing
    (21)     (9)     32     UK                                  238     (45)
    225     397     287     Rest of Europe                    1,503     936
    235     392     256     USA                               1,258     670
    148     198     147     Rest of World                       690     520
-----------------------                                      --------------
    587     978     722                                       3,689   2,081
-----------------------                                      --------------
                          Petrochemicals
    (26)    (58)    (26)    UK                                 (141)    (39)
     74      85      37     Rest of Europe                      457     364
     29      38     (10)    USA                                 114     166
     62      59      34     Rest of World                       176     274
-----------------------                                      --------------
    139     124      35                                         606     765
-----------------------                                      --------------
                          Other businesses and corporate
     81     (99)    387     UK                                   90    (101)
    (18)      3     (42)    Rest of Europe                      (48)    (18)
   (210)   (235)   (635)    USA                              (1,019)   (373)
      1      11      69     Rest of World                       137     (23)
-----------------------                                      --------------
   (146)   (320)   (221)                                       (840)   (515)
-----------------------                                      --------------
  4,318   4,693   4,300                                      19,904  14,720
=======================                                      ==============

(a) The special items refer to non-recurring charges and credits. The special items for the fourth quarter comprise impairment charges and restructuring costs in Exploration and Production, Veba integration costs in Refining and Marketing and a provision to cover future rental payments on surplus property in Other businesses and corporate and tax restructuring benefits.

(b) Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The fourth quarter 2003 includes accelerated depreciation of the revaluation adjustment in respect of the impairment of former ARCO assets.


PER SHARE AMOUNTS

     Fourth       Third      Fourth
    Quarter     Quarter     Quarter                              Year
       2002        2003        2003                         2003        2002
===================================                   ======================
                                     Shares in issue
                                      at period
 22,378,651  22,107,715  22,122,610   end (thousand)  22,122,610  22,378,651
                                     - ADS equivalent
  3,729,775   3,684,619   3,687,102   (thousand)       3,687,102   3,729,775
                                     Average number
                                      of shares
                                      outstanding
 22,351,122  22,092,365  22,103,542  (thousand)*      22,170,741  22,397,126
                                     - ADS equivalent
  3,725,187   3,682,061   3,683,924   (thousand)       3,695,124   3,732,854
-----------------------------------                   ----------------------
                                     Replacement cost
                                      profit after
                                      exceptional
        825       2,310       1,888   items ($m)          10,251       5,741
                                     cents/ordinary
       3.69       10.47        8.55   share                46.23       25.62
       0.22        0.63        0.51  dollars/ADS            2.77        1.54
-----------------------------------                   ----------------------
                                     Replacement cost
                                      profit before
                                      exceptional
      1,697       2,142       1,819   items ($m)           9,543       4,698
                                     cents/ordinary
       7.58        9.71        8.23   share                43.03       20.97
       0.46        0.58        0.49  dollars/ADS            2.58        1.26
-----------------------------------                   ----------------------
                                     Pro forma result
                                      adjusted for special
      2,635       2,868       2,667   items ($m)          12,379       8,715
      11.78       13.00       12.07  cents/ordinary share  55.83       38.90
       0.70        0.78        0.72  dollars/ADS            3.35        2.33
-----------------------------------                   ----------------------

* Excludes shares held by the Employee Share Ownership Plans.

ACQUISITION AMORTIZATION BY BUSINESS

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2002    2003    2003                                        2003    2002
=======================                                       =============
                          $ million

                          Exploration and Production
     41      32      35     UK                                  134     488
    246     240     375     USA                               1,131   1,078
     32      21      16     Rest of World                       301     214
-----------------------                                       -------------
    319     293     426                                       1,566   1,780
-----------------------                                       -------------
                          Refining and Marketing
    107     110     116     UK                                  446     410
     96      95      95     USA                                 380     384
-----------------------                                       -------------
    203     205     211                                         826     794
-----------------------                                       -------------
    522     498     637   Total acquisition amortization      2,392   2,574
=======================                                       =============

SPECIAL ITEMS BY BUSINESS (PRE-TAX)

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2002    2003    2003                                        2003    2002
=======================                                       =============
                          $ million

                          Exploration and Production
      5       -     144     UK                                  209     242
      -       -       -     Rest of Europe                        -       -
     94       -     179     USA                                 260     279
      -       -       -     Rest of World                         5     498
-----------------------                                       -------------
     99       -     323                                         474   1,019
-----------------------                                       -------------
                          Gas, Power and Renewables
      -       -       -     UK                                    -      30
      -       -       -     Rest of Europe                        -       -
      -       -       -     USA                                   -       -
      -       -       -     Rest of World                         -       -
-----------------------                                       -------------
      -       -       -                                           -      30
-----------------------                                       -------------
                          Refining and Marketing
     27       -       -     UK                                    -      43
    278      72     146     Rest of Europe                      277     365
     59     246       -     USA                                 246     (49)
     56       -       -     Rest of World                         -      56
-----------------------                                       -------------
    420     318     146                                         523     415
-----------------------                                       -------------
                          Petrochemicals
     21      36       -     UK                                   36      43
      9       -       -     Rest of Europe                        -      27
      5       7       -     USA                                   2      40
      -       -       -     Rest of World                         -     140
-----------------------                                       -------------
     35      43       -                                          38     250
-----------------------                                       -------------
                          Other businesses and corporate
     20       -      74     UK                                   74      55
      1       -       -     Rest of Europe                        -       1
     40     (10)      -     USA                                 (10)    130
      -       -       -     Rest of World                         -       -
-----------------------                                       -------------
     61     (10)     74                                          64     186
-----------------------                                       -------------
    615     351     543   Total special items before interest 1,099   1,900
     15       -       -   Interest-bond redemption charges        -      15
-----------------------                                       -------------
    630     351     543                                       1,099   1,915
=======================                                       =============

PRODUCTION AND REALIZATIONS

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2002    2003    2003                                        2003    2002
=======================                                       =============
                          Production
                          Crude oil (mb/d) (net of royalties)
    447     312     339     UK                                  354     439
     90      74      74     Rest of Europe                       79      98
    556     558     570     USA                                 576     576
    694     908   1,265     Rest of World                       902     658
-----------------------                                       -------------
  1,787   1,852   2,248     Total crude oil production        1,911   1,771
=======================                                       =============
                          Natural gas liquids (mb/d) (net of royalties)
     25      23      21     UK                                   23      23
      5       5       5     Rest of Europe                        5       6
    200     141     147     USA                                 150     189
     32      33      33     Rest of World                        32      29
-----------------------                                       -------------
                            Total natural gas
    262     202     206       liquids production                210     247
=======================                                       =============
                          Liquids (a)(mb/d) (net of royalties)
    472     335     360     UK                                  377     462
     95      79      79     Rest of Europe                       84     104
    756     699     717     USA                                 726     765
    726     941   1,298     Rest of World                       934     687
-----------------------                                       -------------
  2,049   2,054   2,454     Total liquids production          2,121   2,018
=======================                                       =============
                          Natural gas (b) (mmcf/d) (net of royalties)
  1,752   1,267   1,318     UK                                1,446   1,555
    140      98     143     Rest of Europe                      119     147
  3,360   3,005   2,933     USA                               3,128   3,483
  3,684   4,031   4,206     Rest of World                     3,920   3,522
-----------------------                                       -------------
  8,936   8,401   8,600     Total natural gas production      8,613   8,707
=======================                                       =============
                          Average realizations
                          Crude oil ($/bbl)
  26.78   27.68   28.18     UK                                28.30   24.86
  26.02   28.61   28.49     USA                               29.02   23.85
  25.85   26.30   27.56     Rest of World                     26.91   23.26
  26.22   27.72   28.18     BP Average                        28.23   24.06
=======================                                       =============
                          Natural gas liquids ($/bbl)
  22.07   22.62   20.06     UK                                20.08   16.47
  13.65   18.37   19.11     USA                               18.39   12.14
  12.55   21.76   24.23     Rest of World                     22.31   12.93
  14.62   19.39   20.15     BP Average                        19.26   12.85
=======================                                       =============
                          Liquids (a) ($/bbl)
  26.54   27.34   27.71     UK                                27.80   24.44
  23.28   26.90   26.92     USA                               27.23   21.34
  25.06   25.98   27.33     Rest of World                     26.60   22.65
  24.78   26.79   27.30     BP Average                        27.25   22.69
=======================                                       =============
                          Natural gas ($/mcf)
   2.88    2.69    3.87     UK                                 3.19    2.78
   3.31    4.14    3.85     USA                                4.47    2.63
   2.40    2.31    2.35     Rest of World                      2.47    2.10
   2.87    3.08    3.18     BP Average                         3.39    2.46
=======================                                       =============

(a)  Crude oil and natural gas liquids.
(b) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.


RECONCILIATION OF HISTORICAL COST PROFIT (LOSS)
TO PRO FORMA RESULT ADJUSTED FOR SPECIAL ITEMS

                                                           pro forma result
                                                               adjusted for
                              Reported   Acquisition    Special     special
$ million                     Earnings  Amortization      Items(a)    items
                              ==============================================
3Q 2003
Exploration and Production       3,520           293          -       3,813
Gas, Power and Renewables           98             -          -          98
Refining and Marketing             455           205        318         978
Petrochemicals                      81             -         43         124
Other businesses & corporate      (310)            -        (10)       (320)
                              ---------------------------------------------
RC operating profit              3,844           498        351       4,693
                              ---------------------------------------------
Interest expense                  (213)            -          -        (213)
Taxation                        (1,446)            -       (123)     (1,569)
MSI                                (43)            -          -         (43)
                             ----------------------------------------------
RC profit before
 exceptional items               2,142           498        228       2,868
                                           ================================
Exceptional items before tax       172
Taxation on exceptional items       (4)
                                 -----
RC profit after
 exceptional items               2,310
Stock holding gains (losses)        84
                                 -----
HC profit                        2,394
                                 =====

4Q 2002
Exploration and Production       3,248           319         99       3,666
Gas, Power and Renewables           72             -          -          72
Refining and Marketing             (36)          203        420         587
Petrochemicals                     104             -         35         139
Other businesses & corporate      (207)            -         61        (146)
                              ---------------------------------------------
RC operating profit              3,181           522        615       4,318
                              ---------------------------------------------
Interest expense                  (332)            -         15        (317)
Taxation                        (1,146)            -       (214)     (1,360)
MSI                                 (6)            -          -          (6)
                             ----------------------------------------------
RC profit before
 exceptional items               1,697           522        416       2,635
                                           ================================

Exceptional items before tax      (893)
Taxation on exceptional items       21

                                 -----
RC profit after
 exceptional items                 825
Stock holding gains (losses)      (174)
                                 -----
HC profit                          651
                                 =====


(a) The special items refer to non-recurring charges and credits. The special items for the third quarter 2003 comprise a charge resulting from the reassessment of environmental remediation provisions and Veba integration costs in Refining and Marketing; a provision to cover future rental payments on surplus property in Petrochemicals; and a credit resulting from the reassessment of environmental remediation provisions in Other businesses and corporate. The special items in the fourth quarter 2002 include an asset writedown in Exploration and Production; integration and restructuring costs and an impairment charge in Refining and Marketing; integration and restructuring costs in Petrochemicals; provisions to cover future rental payments on surplus leasehold property and environmental charges in Other businesses and corporate; and a bond redemption charge.

RECONCILIATION OF HISTORICAL COST PROFIT (LOSS)
TO PRO FORMA RESULT ADJUSTED FOR SPECIAL ITEMS

                                                           pro forma result
                                                               adjusted for
                              Reported   Acquisition    Special     special
$ million                     Earnings  Amortization      Items(a)    items
                              ==============================================

Year 2003
Exploration and Production      13,937         1,566        474      15,977
Gas, Power and Renewables          472             -          -         472
Refining and Marketing           2,340           826        523       3,689
Petrochemicals                     568             -         38         606
Other businesses & corporate      (904)            -         64        (840)
                              ----------------------------------------------
RC operating profit             16,413         2,392      1,099      19,904
                              ----------------------------------------------
Interest expense                  (851)            -          -        (851)
Taxation                        (5,849)            -       (655)     (6,504)
MSI                               (170)            -          -        (170)
                             ----------------------------------------------
RC profit before
 exceptional items               9,543         2,392        444      12,379
                                           ================================

Exceptional items before tax       831
Taxation on exceptional items     (123)
                                 -----

RC profit after
 exceptional items              10,251
Stock holding gains (losses)        16
                                ------
HC profit                       10,267
                                ======


Year 2002
Exploration and Production       9,206         1,780      1,019      12,005
Gas, Power and Renewables          354             -         30         384
Refining and Marketing             872           794        415       2,081
Petrochemicals                     515             -        250         765
Other businesses & corporate      (701)            -        186        (515)
                              ----------------------------------------------
RC operating profit             10,246         2,574      1,900      14,720
                              ----------------------------------------------
Interest expense                (1,279)            -         15      (1,264)
Taxation                        (4,217)            -       (456)     (4,673)
MSI                                (52)            -        (16)        (68)
                             ----------------------------------------------
RC profit before
 exceptional items               4,698         2,574      1,443       8,715
                                           ================================

Exceptional items before tax     1,168
Taxation on exceptional items     (125)
                                 -----

RC profit after
 exceptional items               5,741
Stock holding gains (losses)     1,104
                                 -----
HC profit                        6,845
                                 =====


(a) The special items refer to non-recurring charges and credits. The special items for 2003 comprise impairment charges and restructuring costs in Exploration and Production; Veba integration costs and environmental charges in Refining and Marketing; restructuring costs, environmental charges and a reduction in the provision for costs associated with closure of polypropylene capacity in Petrochemicals; a credit related to environmental remediation provisions and a provision to cover future rental payments on surplus property in Other businesses and corporate; and tax restructuring benefits.

    The special items for the year 2002 comprise impairment charges, an asset writedown, restructuring and litigation costs for Exploration and Production; an impairment charge in Gas, Power and Renewables; integration and restructuring costs, business interruption insurance proceeds and certain other costs in Refining and Marketing; integration costs and an impairment charge in Petrochemicals; a provision to cover future rental payments on surplus leasehold property and environmental charges in Other businesses and corporate; and a bond redemption charge. Taxation includes a special charge for an adjustment to the North Sea deferred tax liability for the supplementary UK corporation tax as well as tax relief expected on impairments and related restructuring.

REPLACEMENT COST OPERATING PROFIT ADJUSTED FOR
NON-CASH CHARGES AND CERTAIN OTHER ITEMS

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2002    2003    2003                                        2003    2002
=======================                                       =============

                         $ million

                         Replacement cost operating profit
  3,181   3,844   3,120  (reported) (a)                       16,413 10,246
  2,515   2,485   3,093  Depreciation and amounts provided (b)10,940 10,401
    124      75     129  Exploration expenditure written off     297    385
                         Dividends from JVs and associates
   (110)   (327)   (324) less share of RCOP                     (886)  (396)
    (11)     (4)     (3) Dividends paid to minority shareholders (20)   (40)
     27     487     181  Adjust provisions to cash basis (c)     530   (150)
                         Adjust interest and other income
    (14)     (5)     (4) to cash basis (d)                       (26)   (25)
-----------------------                                        -------------
  5,712   6,555   6,192                                       27,248 20,421
 (1,199)   (856) (1,666) Tax paid adjusted for certain items* (5,033) (3,390)
-----------------------                                        -------------
  4,513   5,699   4,526  Adjusted RCOP after tax paid         22,215 17,031
-----------------------                                        -------------

                         * Calculation of tax paid adjusted
                             for certain items
 (1,061)   (803) (1,516) Cash tax paid                        (4,804)(3,094)
    (21)      4     (84) Tax charge on exceptional items         123    125
   (117)    (57)    (66) Tax shield assumption +                (352)  (421)
-----------------------                                        -------------
 (1,199)   (856) (1,666)                                      (5,033)(3,390)
-----------------------                                        -------------
                         + Calculation of tax shield assumption
   (335)   (163)   (190)   Interest paid                      (1,006)(1,204)
     35%     35%     35%   Tax rate assumption (e)                35%    35%
-----------------------                                        -------------
   (117)    (57)    (66)                                        (352)  (421)
-----------------------                                        -------------

(a) Total replacement cost operating profit is before tax, exceptional items, stock holding gains and losses and interest expense.
(b) Includes depreciation and amortization relating to the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.
(c) Add the amount by which the charge for provisions exceeds the utilization of provisions.
(d) Deduct the amount by which interest and other income exceeds the total of interest received and dividends received from the group cash flow statement.
(e) Deemed tax rate for tax shield adjustment is equal to the US statutory tax rate.


RETURN ON AVERAGE CAPITAL EMPLOYED

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2002    2003    2003                                        2003    2002
=======================                                       =============
                          $ million

                          Replacement cost basis
  1,697   2,142   1,819   RC profit before exceptional items  9,543   4,698
    140      82      73   Interest +                            332     602
      6      43      41   Minority shareholders' interest       170      52
-----------------------                                      --------------
  1,843   2,267   1,933   Adjusted RC profit                 10,045   5,352
=======================                                      ==============

 91,767  93,001  96,857   Average capital employed           95,722  89,616
    8.0%    9.8%    8.0%  ROACE - replacement cost basis       10.5%    6.0%
-----------------------                                      --------------
                          Pro forma basis
  1,843   2,267   1,933   Adjusted RC profit                 10,045   5,352
    522     498     637   Acquisition amortization            2,392   2,574
    406     228     211   Special items (post-tax)              444   1,449
 91,767  93,001  96,857   Average capital employed           95,722  89,616
                          Average capital employed
 16,903  14,110  13,556     acquisition adjustment           15,017  17,777
-----------------------                                      --------------
                          Average capital employed
 74,864  78,891  83,301     (pro forma basis)                80,705  71,839
                          ROACE - Pro forma basis
   14.8%   15.2%   13.4%    adjusted for special items         16.0%   13.0%
-----------------------                                       -------------
                          Historical cost basis
                          Historical cost profit
    651   2,394   1,972     after exceptional items          10,267   6,845
    140      82      73   Interest +                            332     602
      6      43      41   Minority shareholders' interest       170      77
-----------------------                                      --------------
    797   2,519   2,086   Adjusted historical cost profit    10,769   7,524
=======================                                      ==============
 91,767  93,001  96,857   Average capital employed           95,722  89,616
    3.5%   10.8%    8.6%  ROACE - historical cost basis        11.3%    8.4%

+ Excludes interest on joint venture and associated undertakings debt as well as unwinding of discount on provisions and effect of change in discount rate on provisions and unwinding of discount on deferred consideration for acquisition of investment in TNK-BP, and is on a post-tax basis, using a deemed tax rate equal to the US statutory tax rate.

NET DEBT RATIO - NET DEBT: NET DEBT + EQUITY

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2002    2003    2003                                        2003    2002
=======================                                       =============

                          $ million

 22,008  19,970  22,325   Gross debt                         22,325  22,008
  1,735   1,495   2,132   Cash and current asset investments  2,132   1,735
-----------------------                                      --------------
 20,273  18,475  20,193   Net debt                           20,193  20,273
=======================                                       =============
 70,047  74,356  77,063   Equity                             77,063  70,047
     22%     20%     21%  Net debt ratio                         21%     22%
-----------------------                                      --------------
 16,672  13,751  13,362   Acquisition adjustment             13,362  16,672
-----------------------                                      --------------
     28%     23%     24%  Net debt ratio - pro forma basis       24%     28%
=======================                                      ==============


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 10 February 2004                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary